Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296205

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus dated June 1, 2026)

SUNPOWER INC.

18,805,310 Shares of Common Stock

Up to 36,283,183 Shares of Common Stock Issuable Upon Conversion of Convertible Notes

This prospectus supplement supplements the prospectus dated June 1, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-296205). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in Item 1.01, Item 3.01 and Exhibit 10.1 of Item 9.01 (the “Supplemental Information”) of our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement with respect to the Supplemental Information, and the information contained in Item 7.01 of the Current Report is expressly excluded from this prospectus supplement and are not filed for any purposes under the prospectus or this prospectus supplement.

The prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the prospectus and this prospectus supplement or their permitted transferees, donees, pledgees and other successors-in-interest (collectively, the “Selling Securityholders”) of up to 55,088,493 shares of our common stock, par value $0.0001 per share (the “common stock”), consisting of (i) up to 36,283,183 shares of common stock (the “Conversion Shares”) issuable upon conversion of our 10.0% convertible senior secured notes due 2029 (the “10.0% Notes”); and (ii) 18,805,310 shares of common stock (the “Exchange Shares” and, together with the Conversion Shares, the “Offered Securities”) issued by us to certain Selling Securityholders pursuant to the Exchange Agreements, each dated April 21, 2026, by and between the Company and such Selling Securityholders (the “Exchange Agreements”).

See “Prospectus Summary” below for a description of the 10.0% Notes and the Exchange Agreements and “SELLING SECURITYHOLDERS” on page 100 of the prospectus for additional information regarding the Selling Securityholders.

We are not selling any securities under the prospectus and this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Securityholders.

The Selling Securityholders may sell or otherwise dispose of the shares of common stock described in the prospectus and this prospectus supplement in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Securityholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus and this prospectus supplement. None of the Selling Securityholders are an “underwriter” with respect to the securities registered hereunder within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholders will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution.”

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On June 22, 2026, the closing price of our common stock was $0.6873.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the prospectus, and under similar headings in any amendments or supplements to the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1403 N. Research Way, Orem, UT	84097
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 299-4943

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01 Entry into a Material Definitive Agreement.

On June 29, 2026 and June 30, 2026, SunPower Inc. (the “Company”) entered into separately- and privately- negotiated agreements (the “Exchange Agreements”) with certain holders of its 12.0% Convertible Senior Notes due 2029 (the “12.0% Notes”), 10.0% Convertible Senior Secured Notes due 2029 (the “10.0% Notes”) and 7.0% Convertible Senior Notes due 2029 (the “7.0% Notes” and together with the 12.0% Notes and the 10.0% Notes, collectively, the “Notes”).

Pursuant to the Exchange Agreements, the applicable holders of Notes agreed to exchange (the “Exchange”) approximately $10.7 million of cash interest otherwise payable on July 1, 2026, October 1, 2026 and January 1, 2027 (the “Exchanged Interest Amounts”) for 19,300,991 shares (the “Exchange Shares”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The transactions under the Exchange Agreements closed on, and the Exchange Shares were issued on, July 1, 2026. As a result of the Exchange, the Exchanged Interest Amounts will not be payable in cash by the Company on the applicable payment dates under the Notes. The Exchange Agreements include registration rights, representations and warranties and other covenants that are customary for such exchange transactions.

The foregoing summary of the Exchange Agreements is qualified in its entirety by reference to the copy of the form of Exchange Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K, and such Exhibit 10.1 is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Company issued the Exchange Shares in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

Item 7.01. Regulation FD Disclosure.

On July 1, 2026, the Company issued a press release announcing the Exchange. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in this Item 7.01 and in the accompanying Exhibit 99.1 shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing. The information in this Item 7.01 and the accompanying Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Form of Equity for Interest Exchange Agreement+*
99.1	Press Release, dated July 1, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Portions of this exhibit are redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.

Dated: July 1, 2026	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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